MOVADO

Movado Group, Inc. Annual Report 2002


TOMMY HILFIGER
TOMMY HILFIGER
watches


MOVADO
the art of design
holiday 2001


ESQ
SWISS


12
COACH
6
SWISS MADE

SEIZING THE OPPORTUNITY - To propel Company sales and earnings to higher levels in the coming years, *Movado Group* remains committed to focusing our energies, resources and investments on key growth opportunities within our business. We have made it our ongoing mission to **strengthen** our current brands, **expand** new businesses, **sharpen** our customer focus and **improve** our productivity. These important initiatives have begun to produce results. The plans to help us achieve aggressive, escalated growth are underway. We are on the move, gaining momentum, seizing every opportunity.


MOVADO
elliptica™
winding crown at 12 o'clock. original
quartz. sapphire crystal. water resistant.


The Concord La Scala™ Chronograph.
In stainless steel with diamonds
and pastel alligator strap.
Be late. Time is a luxury.
CONCORD.

Financial Highlights

Dollars in millions (except per share data)	**2002**	2001	2000
Results of Operations:			
Consolidated sales	**$299.7**	$320.8	$295.1
Retail sales - Movado Boutiques and outlets	**$ 47.2**	$ 39.3	$ 32.8
Number of Movado Boutiques open at year end	**10**	7	5
Gross Profit %	**61.4%**	61.5%	57.1%
Operating income	**$ 26.3**	$ 34.1	$ 15.8
Net income	**$ 17.0**	$ 20.8	$ 13.7
Net income per share-diluted	**$ 1.42**	$ 1.75	$ 1.06
Cash Flows and Financial Position:			
Operating cash flows	**$ 16.5**	$ 25.3	$ 28.3
Cash and cash equivalents	**$ 17.0**	$ 23.1	$ 26.6
Working capital	**$153.9**	$154.6	$157.5
Shareholders' equity	**$172.5**	$159.5	$147.8
Tangible net worth	**$191.8**	$173.9	$161.0
Total debt	**$ 46.5**	$ 53.8	$ 63.5
Net debt to capitalization	**17.1%**	19.3%	25.0%

[1] Fiscal 2000 excludes one-time charge of $8.3 million pretax, or $5.9 million ($0.46 per share) after tax.

[2] Fiscal 2000 excludes after tax gain on sale of the Piaget distribution business of $3.7 million ($0.28 per share).

To Our Fellow Shareholders:

"We are pleased with our overall results for fiscal 2002: $299.7 million in sales, $17.0 million in net income, and $1.42 EPS."

This past year, our entire nation was challenged by the events of September 11. As we grieve for the brave people who were lost, our deepest sympathy extends to all whose lives were personally touched by this tragedy. We are also proud to honor and thank the men and women in uniform who continue to safeguard our freedoms at home and abroad. America will emerge a stronger nation.

While our Company, too, has felt the impact of last year's events including the recession, we have held true to our fundamental philosophy of driving strong market penetration with consumers and retailers. Historically, this philosophy has allowed our Company to come through periods of recession even stronger. This past year, we took steps to reduce the Company's operating expenses on an ongoing basis, specifically lowering them by $8.2 million for the year, while still investing in our new growth initiatives and maintaining our focus on productivity improvement.

Considering prevailing conditions, we are pleased with our overall results for fiscal 2002 which ended on January 31 of this year: $299.7 million in sales, $17.0 million in net income, and $1.42 EPS. While down slightly from fiscal 2001, these results were achieved despite the weak retail and macroeconomic environment. Net income of $17.0 million was driven by our productivity improvement initiatives. We delivered another strong year of gross margins topping 61%. We lowered operating expenses by 5%, while increasing investment in our new businesses. We also generated $16.5 million in cash flow from operations through our tight focus on working capital, realizing cash flow from operations commensurate with or greater than reported profits for the third consecutive year.

Although fiscal 2002 was challenging, we are proud of what we accomplished: We made tough but appropriate decisions to help lower the Company's operating expenses for years to come, while showing healthy profitability for the year. We achieved these results while maintaining strong marketing support for our established brands – Movado, Concord, ESQ and Coach. With this powerful market presence in force, and the successful steps we have taken to increase productivity and control expenses, we are well positioned for accelerated profitable growth.

We also continued to invest significantly in our new strategic business initiatives, Tommy Hilfiger Watches and Movado Boutiques, which should provide new avenues of profitability and future growth. We successfully launched Tommy Hilfiger Watches in 400+ doors throughout the U.S., Canada, Caribbean and Latin America, and we are pleased to report a 7.1% full year comparable stores sales increase for the Boutiques, particularly with this business concentrated in the hard-hit New York metropolitan area.

Financial Results

Our sales of $299.7 million in fiscal 2002 were 6.6% below prior year. Despite this result, our brands, businesses and overall strategy remain intact, which should enable us to return to the growth pattern that has generated sales increases at an 11.5% compound annual rate since 1996.

"In fiscal 2003, we remain committed to strengthening existing brands, expanding new businesses, focusing on the customer and improving productivity."

Our international business was up 5% for the year. Although our domestic business declined 8.5%, with positive retail sell through, we are well positioned to maintain market leadership in our key strategic categories as the economy recovers. We recorded a gross margin of 61.4% for fiscal 2002 – our second straight year above 61% – reflecting continued supply chain efficiencies and gross margin improvements in our retail businesses.

Operating expenses of $157.8 million include the one-time, non-recurring charge of $2.7 million for severance and early retirement recorded in the 3rd quarter. Excluding this charge, operating expenses would have been $8.2 million below prior year. This reduction is net of $10 million dollars in increased spending associated with the launch of our new Tommy Hilfiger brand and opening of our new retail stores. These reductions were realized primarily through ongoing productivity improvement initiatives across all aspects of our business. Despite reduced spending in all areas, we continued to support our brands and businesses throughout the year with strong and compelling advertising, investing 19% as a percent of sales.

Operating profit for the year was $26.3 million. With an effective tax rate of 18%, we generated net income of $17.0 million and fully diluted EPS of $1.42. Excluding the effects of the one-time charge and the benefit of the lower tax rates, our net income would have been $16.9 million with a fully diluted EPS of $1.41.

Our balance sheet at year-end 2002 reflects a solid financial position. Accounts receivable declined 7% from last year to $92 million, in line with our sales decrease. Inventories increased 2.8% to $98.6 million. Considering the dramatic changes in U.S. retail purchasing patterns post-September 11, our supply chain team performed remarkably, managing product needs and minimizing inventory purchases to conform to revised sales projections. Our inventories are well balanced with a high proportion of core stock to support our 1st half fiscal 2003 sales needs, expanded retail presence and our new Tommy Hilfiger brand.

Our net debt on January 31, 2002 was $29.5 million, down $1.2 million from last year. Our net debt-to-capitalization ratio was 17.1% versus 19.3% in fiscal 2001; our year-end cash balance, $17 million. Tangible net worth increased by $18 million to $192 million.

Through stringent inventory management and efficient expense control, we generated a $16.5 million cash flow from operations in fiscal 2002 – our third consecutive year of producing cash flow on track with or in excess of our reported profits.

Business Strategies

In fiscal 2003, we remain committed to strengthening and growing our existing brands, expanding new businesses, focusing on the customer and improving productivity. Continued execution of these business strategies will allow us to resume our historically strong sales increases while driving accelerated profit and cash flow growth.

> *"Customer satisfaction is key to creating repeat business and sustained growth. Customer focus is a Company-wide initiative."*

Strengthening Existing Brands

As our exciting marketing programs drove consumers into stores, Movado's holiday retail sell through increased and the brand continued to gain market share. The new Movado Elliptica was well received by retailers and consumers, and we expect strong growth from this watch this year.

Demand for high-end luxury items has been dampened by several factors, and our Concord brand felt the effect. Yet with the continuing success of La Scala and a strong new product introduction slated for fall, Concord is solidly positioned to resume growing in the second half of fiscal 2003.

ESQ launched its "Point of Difference" program, offering watches of Swiss quality and design at price points comparable to those for non-Swiss competitive brand products, and generating increased sell through at points of sale able to execute the program effectively. We have planned an aggressive promotional calendar with major retail partners this year, and expect to see single digit sales growth.

We are very excited about our ongoing partnership with Coach, one of the world's most successful brands. We are capturing its momentum with new watch offerings in sync with Coach's product development strategy, at sharper price points. We enjoyed excellent retail sell through with our new Studio collection, priced from $150 to $250.

Expanding New Businesses

Tommy Hilfiger Watches opens a new business segment for Movado Group, gaining us entree into the rapidly growing "fashion" category of the watch industry with a powerful and prestigious label.

Launched to date in approximately 420 doors throughout North America, Tommy watches offer consumers a high quality product alternative in the $50 to $150 price range, and retail sell through has been solid in all markets. Based on this early success in a tough economy, we expect to see sales reach about $10 million in fiscal 2003, as distribution is expanded.

We achieved a 7.1% comparable stores sales increase in our Movado Boutique business, an impressive gain given the economy in greater New York where 6 of our 10 stores are located. With a growing direct mail program and expanded jewelry and gift offerings well received, we expect this solid comparable stores sales growth to continue. We plan to open 3 new boutiques this year, and 3 to 5 stores annually over the next several years.

Customer Focus

Recognizing that customer satisfaction is key to creating repeat business and sustained growth in an increasingly competitive market, customer focus is a Company-wide initiative. We are taking actions to keep our brands foremost among consumers and retailers. We continue to promote our brands and products to consumers worldwide, through compelling, consistent advertising in top targeted media, brand-building point-of-purchase graphics and display materials, important cultural associations and unique in-store events.

"We are pleased with our financial results in a difficult economic year, and with the steps we've taken to prepare for future profitable growth."

We are also seeking and implementing new ways to give the Company a measurable competitive advantage – to enable us to deliver unparalleled customer service, make our brands more profitable for our retailers, and market quality products that deliver exceptional value at every price point. We expect our focus on the customer to produce results generating improved order fill rates and escalating sales growth for our retailers throughout fiscal 2003 and the years ahead.

Productivity Improvements

We are working to position our Company to reap ongoing financial benefits from productivity improvements. Steps taken in fiscal 2002 have generated significant operating expense savings:

Corporate management and administrative teams have been reunited in our new headquarters in Paramus, New Jersey, creating a more efficient business environment while reducing rental expenses. Our new U.S. distribution center is enabling us to significantly improve fill rates and delivery times. Enhancements in our supply chain are improving gross profits. We will continue to effect process and efficiency changes throughout our organization to further reduce operating expenses, favorably positioning us to quickly capitalize on any economic recovery.

In October 2001, we implemented an 11% reduction in our U.S. corporate and operations work force, generating on-going annualized savings of $3.8 million, and better positioning the Company to achieve our growth potential with a leaner more efficient infrastructure. With these changes, we are well positioned to achieve our goal of reducing operating expenses as a percent of sales from our historical 50% level to 45% within the next 5 years.

Looking Ahead

We are pleased with our financial results in a difficult economic year, and with the steps we've taken to prepare for future profitable growth. We are confident that our Company is in excellent financial health, and that we have the strategies, brands and talent in place to support our ability to profitably grow our business.

People make our Company work, grow and prosper. We are proud to thank the more than 800 talented and dedicated Movado Group employees around the world. We are also very appreciative of the people who support our global efforts: our consumers, retailers, suppliers and shareholders, all of whom continue to contribute to our success.

We are confident in our ability to drive the Movado Group to profitable new heights during fiscal 2003 and beyond.

GEDALIO GRINBERG
Chairman

EFRAIM GRINBERG
President and Chief Executive Officer

Strengthening Existing Brands

Analyzing our strengths in the marketplace allows us to successfully refine the product/promotion/market development mix for each of our brands. Holiday retail sell through increased for our largest watch brand, Movado. We attribute this impressive result to focused marketing programs and exceptional new products like Elliptica, which promises continued vigorous growth. Our luxury brand's successful La Scala family and new fall product have Concord solidly positioned for renewed growth. We forecast continued growth from ESQ's new pricing strategy and aggressive promotional plan, and we expect well planned distribution and exciting new products at sharper price points to further escalate the momentum of our Coach Watch brand.



MOVADO

the art of time

The Movado watch brand is gaining momentum and market share with unified global communications, powerful product offerings and strong marketing support programs with key retail partners.

• International rollout of our dramatic Movado "art of time" campaign was completed in spring 2001, creating a strong, consistent worldwide advertising presence.

• Leader product lines like the Movado S.E. were expanded with fashionable new color and rubber strap models.

• Movado continued its expansion into important international markets such as Germany and China.

• Domestically, Movado hosted media-sponsored events at distinctive artistic venues in four major metropolitan markets, to introduce the new Elliptica watch to key retailers.

• To build consumer excitement for Movado, a collection of rare, innovative and historically significant Movado timepieces toured 20+ U.S. retail doors in 2001.

• *Movado*, an artfully illustrated memoir book, was created and used as a gift with purchase to drive store traffic and Movado retail sales.

Innovation and recognition —

Left: With its sensuous, ergonomic contours and original linear dial design, Elliptica quickly proved to be a highly successful new product for the Movado brand.

Below: From the new Elliptica to the timeless Museum Watch, Movado's exciting, innovative watch designs continue to earn widespread editorial coverage and acclaim in dozens of top consumer and trade publications.


SPECIAL ISSUE
JEWELRY
Jewelry 101
A history lesson.

CONCORD.
Time is a luxury.

Our luxury watch brand Concord continued to build on its powerful "time is a luxury" lifestyle positioning, with evocative new advertising executions and the introduction of new fashion-forward watch models within its most successful product lines.

- Concord's best selling La Scala family was expanded to include stylish square case designs, ultra-chic black PVD-finish bracelets, and sport elegant rubber strap chronograph models.

- To enhance the brand's retail presence and strengthen relationships with wholesale customers, Concord developed new packaging and point-of-sale materials including a luxurious new custom counter display.

- To drive sales and create incremental business for its La Scala Color Chronograph line, Concord introduced a unique program, offering additional straps in a wide range of fashion and classic colors.

- The Concord brand continued to show international strength in important Middle Eastern and Japanese markets.

Leader lines and lifestyle —

Right: These new lifestyle images were introduced into the Concord brand's compelling, ongoing "time is a luxury" global advertising campaign last spring.

Below: Reflecting Concord's fine jewelry craftsmanship and high-fashion personality, the La Scala Diamond Color Chronograph continues to be a best-seller for our luxury brand.





CONCORD

Time is a luxury.


12
ESQ
SWISS

ESQ

SWISS WATCHES



Product and promotion —

Above: ESQ's contemporary and functional acrylic watch box cube was rolled out across the brand's full distribution during fiscal 2002.

Left: Capitalizing on the success of its Previa family, ESQ introduced a new solid stainless steel chronograph that offers exceptional quality and multi-function Swiss quartz precision.

ESQ continues to occupy a unique market niche and differentiate itself from competitively priced brands by delivering its "Swiss quality + value" message in a focused marketing campaign that encompasses retailer catalog stitch-ins, new brand packaging and strong point-of sale product presentation.

• Fashionable, well-made product offerings like the new solid stainless steel ESQ Venture with genuine diamond bezel support the brand's quality craftsmanship claim.

• By featuring the brand's inviting introductory suggested retail price point of $150 consistently in our national advertising, ESQ effectively conveyed its Swiss value message to targeted consumers.

• The crisp, colorful graphics of ESQ's new point-of-sale materials clearly communicate the ESQ "Swiss quality" position in the fine watch departments of major chain and department stores.

• Company-produced ESQ advertising stitch-ins run in major retailers' store catalogs boldly feature our attractive price points, effectively conveying the ESQ "value" point of difference.

COACH

WATCHES

Coach leathergoods has become one of the world's most successful lifestyle brands. Coach Watch is building on the strength and image of this powerful brand name with timepieces that reflect the classic, modern American style, functionality and craftsmanship for which all Coach products are known.

- Reed Krakoff, President, Executive Creative Director of Coach, Inc., received the prestigious Council of Fashion Designers of America 2001 Accessory Designer of the Year Award, generating widespread praise for his products which is impacting Coach Watch designs.

- Exciting new products like the Coach Lexington with interchangeable Signature C logo-patterned leather straps created a strong link to the Coach brand and a heightened sales opportunity with the core Coach consumer.

- We continued to roll out Coach Watch distribution into key Asian markets including Korea, Taiwan and Indonesia.

- Coach Watch capitalized on the successful 60-year history and prestige of the Coach brand in Japan with the issue of special 60th Anniversary limited edition Coach Metropolitan men's and women's watches.

- In another example of well integrated cross-promotion with the Coach brand, a Lexus automobile with Coach leather interior was awarded as the grand prize in Coach Watch's fall 2001 U.S. national sales incentive program.

Integrated brand image —

Right: Combining forties' retro flair with contemporary design accents and very attractive price points, the new Coach Studio line, featured in our national advertising, proved to be a highly popular and successful product introduction, achieving record retail sell through during the 4th quarter holiday season.

Below: Coach watches are displayed effectively as part of the integrated lifestyle product mix inside a Coach store.




COACH
STUDIO STRAP $175/BRACELET $275/SWISS MADE/877 563 9865 COACH.COM
12
COACH
6
SWISS MADE
12
COACH
6
SWISS MADE

SIXTY YEARS OF AMERICAN STYLE COACH

Expanding New Businesses

Movado Group has a history of building successful brands. We believe our new Tommy Hilfiger Watch brand and Movado Boutique concept will continue this trend, generating incremental sales and profitable growth for many years to come. Tommy Hilfiger Watches has launched in approximately 420 doors throughout North America with solid results. As distribution is expanded, we expect to see sales approach $10 million in fiscal 2003. Continuing our plan to build Movado into a lifestyle brand through our successful Boutique initiative, we plan to open 3 to 5 new stores annually over the next several years. Entering into licensee agreements with carefully chosen business partners in select product categories offers the Company a further profitable opportunity to grow Movado into a full lifestyle brand.

Movado Boutiques

With the continued success of our semi-precious, patent-pending Radius gemstone collection, exciting new jewelry designs and an expanded catalog program, our Movado Boutique business achieved promising results during fiscal 2002, as we continued to roll-out this lifestyle brand.

- Boutique comparable stores sales rose an impressive 7.1% during fiscal 2002.

- Three new Movado Boutiques were successfully opened in upscale shopping venues: The Plaza at King of Prussia in Pennsylvania, Tysons Corner Center in McLean, Virginia, and lower Manhattan's trendy Soho district.

- We stepped up our Boutique direct mail program — and sales — with invitations to customer appreciation evenings featuring refreshments, special services and offers.

- Our premiere direct mail showcase for exclusive Movado design jewelry, giftware and watches, the Movado holiday catalog was expanded to 40 full size pages and mailed to a growing circulation of customers and prospects in three separate drops during the gift-giving season.

- Product assortments were broadened through the introduction of a number of exclusive new jewelry designs, including well priced sterling silver and 18K gold collections like Cométe, Foglia and Apogee.


MOVADO

Building a lifestyle brand —

Above: With its popular patent-pending design creating strong brand recognition and sales, our half-moon cut Radius gemstone jewelry collection continues to be a focal point for Movado Boutique advertising and in-store visuals.

Movado Boutiques

Movado watches are known for their simple elegance and classically modern, timeless lines. This brand identity and design philosophy lends itself to application in other speciality lifestyle products including eyewear and clocks, providing the Company with new opportunities to expand the Movado brand image and generate revenue.

• Early results from Movado's two licensed businesses, clocks and eyewear, launched in 1999 and 2000 respectively, continue to signal long-term growth potential for the brand.

• Manufactured by Lantis Eyewear Corporation under an exclusive licensing agreement, and designed to reflect the brand's modern, minimalist style, Movado sunglasses and frames are available at select optical retailers throughout the U.S.

• This year's expanded eyewear collection includes men's and unisex styles retailing at $195 to $345.

• Reflecting the brand's design simplicity in their fluid lines and sculpted forms, Movado clocks, manufactured under license agreement by Colibri Group, Inc., are sold at Movado Boutiques, fine department stores, independent jewelers and gift stores throughout North America and the Caribbean.


MOVADO
MOVADO.

Licensed lifestyle product —

Above: Capitalizing on the power of the Movado brand, ads for our licensed eyewear and clock lifestyle businesses share the same dramatic layout and "art of design" message as our national Movado watch and jewelry advertising campaign.

Right: The interior of the new Movado Boutique in King of Prussia, Pennsylvania, is spare, elegant and functional, in keeping with the watch brand's Bauhaus-inspired product design philosophy.


MOVADO
M


Movado Group, Inc.

TOMMY HILFIGER
watches

Our new Tommy Hilfiger fashion watch brand opens up an entirely new category of the watch market, and profitable new business opportunity, for the Company.

• We successfully launched our new Tommy Hilfiger Watch brand in approximately 420 doors throughout the U.S., Canada, Caribbean and Latin America.

• With strong brand name appeal, distinctive Tommy style and quality craftsmanship in the $50 to $150 U.S. price range, our new Tommy Hilfiger Watch brand sold through solidly in all markets during its inaugural year.

• Designed to fit seamlessly with the Tommy brand image, Tommy Hilfiger Watches are supported by national advertising featuring Tommy sportswear and models.

• Launched 5 times a year during fashion market weeks, exciting new Tommy Watch families and models, like the Georgetown with logo-embossed rubber sports strap, capitalize on the popularity of the Tommy brand name.

• Blanketing the store with special signage, brand images and product displays, Tommy Watches created a strong visual presence and buzz for the new brand during its launch at Macy's Herald Square.

• Public relations efforts generated excellent press coverage and media placements for Tommy Hilfiger watches throughout 2001.



Brand name power —

Above: Tommy Watches transformed the brand's iconic red, white and blue flag logo into a striking, color block dial for these bracelet watches from the American Classics Collection.

Left: A new national Tommy Watch ad that also plays up the brand's patriotic color palette features our women's Westport watch with distinctive H-shaped stainless steel case, and red and blue double-strand leather strap with white contrast stitching, retail $75.

Sharpening Customer Focus

During times of both growth and recession, strong brand image and awareness create sales. To keep our brands foremost among retailers and consumers, we are continuing to support our products with exciting advertising and in-store events. With customer satisfaction essential to generating repeat business and sustained growth in an increasingly competitive market, customer focus is a Company-wide initiative. We have created teams tasked with identifying new ways to give us a measurable competitive advantage, enabling the Company to deliver unparalleled customer service. We are looking into new ideas to make our brands more profitable for our retailers, and to manufacture products that deliver exceptional value at every price point.


MOVADO
the art of time
Please join us for a special touring exhibit of
unusual and highly acclaimed Movado antique watches.
BAILEY BANKS & BIDDLE

Creating consumer interest —

To celebrate its rich history and introduce Elliptica to consumers nationwide, Movado took a rare collection of historic timepieces on tour. The Art of Time exhibit visited more than 20 Bailey, Banks & Biddle stores, with more events at additional stores planned for 2002.

The Company orchestrated a high profile program of public relations and media activities throughout fiscal 2001.

• Our watch brands maintained ongoing ties with such prestigious and important events as the Independent Spirit Awards, Breast Cancer Awareness, American Ballet Theatre and Lincoln Center for the Performing Arts during fiscal 2002, continuing to build awareness, excitement and demand for their products.

• Our ESQ brand captivated its younger, sports-enthused audience at The ESQ *Maxim* Urban Open Golf Tournament last spring. The charity/celebrity event – the first ever golf tournament held on the streets of Manhattan – attracted thousands of people, and received widespread news coverage.

• Recognizing that future growth rests on our ability to meet customers' needs, special teams throughout the organization are charged with identifying needs and developing programs and processes to better serve our wholesale partners and consumers.

• Movado Group was ranked among the nation's "200 Best Small Companies" in the October 29, 2001 issue of *Forbes*, a point of pride, particularly in a year where a weakening economy wreaked havoc on many industry sectors including luxury goods.

We continue to reach out to our customers, promoting our products through compelling advertising, graphic point-of-purchase visuals, image-building affiliations and traffic-building in-store events.

- Our Movado brand captured the attention of consumers and created great excitement for its innovative new Elliptica with commanding visuals, signage and showcasing when the product was introduced at important retail venues including the first, Bloomingdale's in New York.

- The consumer debut of our Tommy Watch Brand was accompanied by a highly visible program of attention-grabbing in-store banners and graphic visual displays during its launch at Macy's Herald Square flagship store.

- Internationally, dramatic signage heralded the arrival of the fashionable Concord La Scala Diamond Chronographs with colored dials and straps when the new collection was introduced in Hong Kong.

- Movado Group created a new portable trade show booth to support the growing corporate sales of our five fine watch brands to the premium and incentive community. Our Special Markets Division continues to represent a profitable and growing segment of our business, and we plan to market select Movado Boutique product through this channel in fiscal 2003.


MOVADO
ASSOULINE

Brand image and icons —

To build consumer excitement for Elliptica, the new timepiece many believe is destined to become a new icon of Movado design, we created *Movado*, a wonderfully illustrated book of milestones and memoirs in the art of time. It was used as a special gift with purchase by retailers.


MOVADO
MOVADO
CONCORD
La Scala
Pastels Collection

Improving Productivity

The productivity improvements we effected in fiscal 2002 have generated significant operating expense savings. Our new U.S. distribution center is enabling us to significantly improve fill rates and delivery times. Corporate management and administrative teams have been reunited in our new headquarters in Paramus, New Jersey, creating a more efficient business environment while reducing rental expenses. In October, we created a leaner more efficient infrastructure. Enhancements in our supply chain are also improving gross profits. We will continue to effect process and efficiency changes throughout our organization to further reduce operating expenses.



Working faster and better —

To meet the escalating demand for our products in the Canadian market, the Company installed a new state-of-the-art computerized carousel in our Toronto distribution facility. This automated system features a space-saving, vertical design for maximum efficiency.

Finding ways to streamline processes and structures for increased productivity continues to be a major focus throughout the organization.

• Relocation to our new corporate headquarters in Paramus, New Jersey, was completed in October 2001. The move successfully reunited more than 150 employees and 20 departments under one roof, improving workplace efficiency and lowering rent expense.

• Our worldwide supply chain team continues to be a key contributor to productivity improvement, finding ways in fiscal 2002 to help the Company further improve gross margins, shorten the product production-to-delivery time cycle, improve customer fill rates and strengthen our worldwide logistics processes.

• For better manpower and travel efficiencies, we have reorganized our account representatives across brands. Each individual member of this new multi-branded field team is now trained and equipped to service Movado, Coach and ESQ brand needs while on a single visit to a major department or chain store.

Managing expenses effectively remains a vital Company goal, and we continue to make progress.

◦ As a result of cost-saving measures realized throughout the organization, fiscal 2002 operating expenses would have shown a significant $8.2 reduction from the prior year, were it not for a one-time, non-recurring retirement/ severance package charge taken in the 3rd quarter.

◦ To be the best company in the watch industry, we must hire and retain the best people in the business – at every level. For any company, the costs associated with ineffective hires and the loss of valued personnel can be considerable. To keep these costs to a minimum, we are undertaking a new Human Resources initiative designed to help us identify and recruit the most qualified candidates, provide top performers with clear paths for advancement within the organization, and train our people for seamless succession when we promote from within.

◦ We believe our on-going productivity enhancements and expense savings have us well positioned to achieve our goal of reducing operating expenses as a percent of sales from 50% to 45% within the next 5 years.

Equipped for future growth —

More than double the size of our previous space, our secure, state-of-the-art warehouse and distribution center in suburban New Jersey, is enabling the Company to process orders more efficiently, as evidenced by decreasing ship times and improving fill rates.



Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

Statements in this annual report on Form 10-K, including statements under this Item 7 and elsewhere in this report as well as statements in future filings by the Company with the Securities and Exchange Commission ("SEC"), in the Company's press releases and oral statements made by or with the approval of an authorized executive officer of the Company, which are not historical in nature, are intended to be, and are hereby identified as, "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934. The Company cautions readers that forward looking statements include, without limitation, those relating to the Company's future business prospects, revenues, working capital, liquidity, capital needs, plans for future operations, effective tax rates, margins, interest costs, and income as well as assumptions relating to the foregoing. Forward-looking statements are subject to certain risks and uncertainties, some of which cannot be predicted or quantified. Actual results and future events could differ materially from those indicated in the forward looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the SEC including, without limitation, the following: general economic and business conditions which may impact disposable income of consumers, changes in consumer preferences and popularity of particular designs, new product development and introduction, competitive products and pricing, seasonality, availability of alternative sources of supply in the case of the loss of any significant supplier, the loss of significant customers, the Company's dependence on key officers, the continuation of licensing arrangements with third parties, ability to secure and protect trademarks, patents and other intellectual property rights, ability to lease new stores on suitable terms in desired markets and to complete construction on a timely basis, continued availability to the Company of financing and credit on favorable terms, business disruptions, general risks associated with doing business outside the United States including, without limitations, import duties, tariffs, quotas, political and economic stability, and success of hedging strategies with respect to currency exchange rate fluctuations.

General

Wholesale Sales. Among the more significant factors that influence annual sales are general economic conditions in the Company's domestic and international markets, new product introductions, the level and effectiveness of advertising and marketing expenditures, and product pricing decisions.

Approximately 16% of the Company's total sales are from international markets and therefore reported sales are affected by foreign exchange rates. Significant portions of the Company's international sales are billed in Swiss francs and translated to U.S. dollars at average exchange rates for financial reporting purposes.

The Company's business is seasonal. There are two major selling seasons in the Company's domestic markets: the Spring season, which includes school graduations and several holidays and, most importantly, the Christmas and holiday season. Major selling seasons in certain international markets center around significant local holidays that occur in late Winter or early Spring. These markets are a less significant portion of the Company's business and, therefore, their impact is far less than that of the selling seasons in North America.

During fiscal 2000, the Company completed the sale of both the Piaget and Corum distribution businesses and substantially all the assets associated with these businesses. Prior to the sale, the Company had been the exclusive distributor of these brands in North America. The Company completed the sale of its Piaget business to VLG in February 1999 and sold its Corum business to Corum Switzerland in January 2000. The disposition of these brands negatively impacted sales in fiscal 2000.

Retail Sales. The Company's retail operations consist of 10 Movado Boutiques and 25 outlet stores located throughout the U.S. The Company does not have any overseas retail operations.

The significant factors that influence annual sales volumes in the Company's retail operations are similar to those that influence domestic wholesale operations. In addition, many of the Company's outlet stores are located near vacation destinations and, therefore, the seasonality of these stores is driven by the peak tourist season associated with these locations.

Gross Margins. The Company's overall gross margins are primarily affected by four major factors: sales mix, product pricing strategy, manufacturing costs and the U.S. dollar/Swiss franc exchange rate.

Gross margins vary among the brands included in the Company's portfolio and also among watch models within each brand. Luxury and premium retail price point models generally earn lower gross margins than more popular moderate price models. Gross margins in the Company's outlet business are lower than those of the wholesale business since the outlets primarily sell seconds and discontinued models that generally command lower selling prices. Gross margins from the sale of watches in the Movado Boutiques exceed those of the wholesale business since the Company earns full channel margins from manufacture to point of sale to the consumer.

All of the Company's brands compete with a number of other brands on the basis of not only styling but also wholesale and retail price. The Company's ability to improve margins through price increases is therefore, to some extent, constrained by competitors' actions.

Manufacturing costs of the Company's brands consist primarily of component costs, internal and subcontractor assembly costs and unit overhead costs associated with the Company's supply chain operations in the U.S., Switzerland and the Far East. The Company seeks to control and reduce component and subcontractor labor costs through a combination of negotiations with existing suppliers and alternative sourcing. The Company's supply chain operations consist of logistics management of assembly operations and product sourcing in Switzerland and the Far East and minor assembly in the U.S. Through aggressive productivity improvement efforts, the Company has controlled the level of overhead costs and maintained flexibility in its cost structure by outsourcing a significant portion of its component and assembly requirements and expects to extend this strategy over the near term.

Since a substantial amount of the Company's product costs are incurred in Swiss francs, fluctuations in the U.S. dollar/Swiss franc exchange rate can impact the Company's production costs and, therefore, its gross margins. The Company hedges its Swiss franc purchases using a combination of forward contracts, purchased currency options and spot purchases. The Company's hedging program has, in the recent past, been reasonably successful in stabilizing product costs and gross margins despite exchange rate fluctuations.

Operating Expenses. The Company's operating expenses consist primarily of advertising, selling, distribution and general and administrative expenses. Annual advertising expenditures are based principally on overall strategic considerations relative to maintaining or increasing market share in markets that management considers to be crucial to the Company's continued success as well as on general economic conditions in the various markets around the world in which the Company sells its products.

Selling expenses consist primarily of salaries, sales commissions, sales force costs and operating costs incurred in connection with the Company's retail business. Sales commissions vary proportionally with overall sales levels. Retail operating expenses consist primarily of salaries and store rents.

Distribution expenses consist primarily of salaries of distribution staff, occupancy costs, seasonal part-time help and shipping supplies.

General and administrative expenses consist primarily of salaries, employee benefit plan costs, office rent, management information systems costs and various other general corporate expenses.

Operating expenses over the last three fiscal years reflect the effect of the implementation of the Company's growth strategy. The dominant strategies include the launch of the Tommy Hilfiger watch line and the Movado Boutique expansion. The more significant expenses associated with this strategy include advertising and marketing expenses designed to increase market share for all of the Company's watch brands, both domestically and internationally; additions to the Company's sales force; salaries and rents associated with additional outlet stores and the Movado Boutiques; the addition of staff to support distribution, inventory management and customer service requirements to coincide with growth of the Company's business; and general and administrative expenses, such as employee benefits and the development of the Company's information systems infrastructure.

Critical Accounting Policies and Estimates

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and those significant policies more fully described in Note 1 to MGI's consolidated financial statements. The preparation of these financial statements and the application of the most critical of those policies require management to make judgements based on estimates and assumptions that affect the information reported. On an on-going basis, management evaluates its estimates and judgements, including those related to sales discounts and markdowns, product returns, bad debt, inventories, income taxes, financing operations, warranty obligations, and contingencies and litigation. Management bases its estimates and judgements about the carrying values of assets and liabilities, that are not readily apparent from other sources, on historical experience and contractual commitments and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following are the critical accounting policies requiring significant judgements and estimates used in the preparations of its consolidated financial statements.

Revenue Recognition and Related Allowances

The Company recognizes its revenue upon transfer of title, or in the case of retail sales, at the time of register receipt. The Company estimates returns and sales and cash discount allowances in the same period the revenue is recorded. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business. If the allowances the Company calculates do not accurately reflect amounts associated with current revenue, actual revenues could be higher or lower than the level recognized.

Allowance For Doubtful Accounts

Accounts receivable are reduced by an allowance for amounts that may be uncollectable in the future. Estimates are used in determining our allowance for doubtful accounts and are based on the Company's on-going credit evaluations of our customers and customer payment history and account aging. While the actual bad debt losses have historically been within our expectations and the allowances established, there can be no guarantee that the Company will continue to experience the same bad debt loss rates. As of January 31, 2002, there were no known situations with any of the Company's major customers which would indicate the customer's inability to make the required payments.

Inventories

The Company values its inventory at the lower of cost or market using the first-in, first-out (FIFO) method. The cost of finished goods and component inventories, held by overseas subsidiaries, are determined using average cost. The Company's management regularly reviews its sales to customers and customers sell through at retail to determine excess or obsolete inventory reserves. Inventory with less than acceptable turn rates is classified as discontinued and, together with the related component parts which can be assembled into saleable finished goods, is sold through the Company's outlet stores. When management deems finished product and components are unsalable in the Company's outlet stores, a reserve is established for the cost of the product. These estimates could vary significantly, either favorably or unfavorably, from actual requirements depending on future economic conditions, customer inventory levels or competitive conditions which may differ from our expectations.

Warranty

All watches sold by the Company are covered by limited warranties against defects in material and workmanship for periods ranging from one to three years from the date of purchase for movement and up to five years for Movado watch cases and bracelets. The Company records an estimate for future warranty costs based on historical repair costs. Warranty costs have historically been within our expectations and the provisions established. If such costs were to substantially exceed estimates, this could have an adverse affect on the Company's operating results.

Income Taxes

The Company's estimated income taxes are calculated in each of the jurisdictions in which it operates. The process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for both book and tax purposes. These timing differences result in deferred tax assets and liabilities, which are included in the Company's Consolidated Balance Sheets. The Company has considered future taxable income and on-going tax planning strategies in assessing the need for a valuation allowance. As a result, the Company has determined a valuation allowance is required for foreign net operating loss carryforwards. The Company will continue to monitor and assess the recoverability of its deferred tax assets in the future for changes to the tax code, change in statutory tax rates and the projected level of taxable income.

Other Policy

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. This standard is considered to be a critical accounting policy, for further information concerning accounting policies, refer to Note 1 of our Consolidated Financial Statements.

Results of Operations

The following is a discussion of the results of operations for fiscal 2002 compared to fiscal 2001 and fiscal 2001 compared to fiscal 2000 along with a discussion of the changes in financial conditions during fiscal 2002.

During fiscal 2002, Caribbean net sales were reclassified from International to Domestic. Prior year net sales have been reclassified to conform to the fiscal 2002 presentation. The following are net sales by product class and business segment *(in thousands)*:

	Fiscal Years Ended January 31,		
	2002	2001	2000
Concord, Movado, Coach, ESQ and Tommy Hilfiger:			
Domestic	**$196,900**	$231,121	$214,753
International	**46,821**	44,937	41,912
Retail	**47,172**	39,303	32,806
Other	**8,832**	5,480	5,596
Net Sales	**$299,725**	$320,841	$295,067

The following table presents the Company's results of operations expressed as a percentage of net sales for the fiscal years indicated *(in millions)*:

	Fiscal Years Ended					
	January 31, 2002		January 31, 2001		January 31, 2000	
	$	% net of sales	$	% net of sales	$	% net of sales
Net sales	$299.7	100.0%	$320.8	100.0%	$295.1	100.0%
Cost of sales	115.7	38.6%	123.4	38.5%	126.7	42.9%
Gross profit	184.0	61.4%	197.4	61.5%	168.4	57.1%
Selling, general and administrative expenses	157.8	52.6%	163.3	50.9%	152.6	51.7%
Operating income	26.2	8.8%	34.1	10.6%	15.8	5.4%
Interest expense, net	5.4	1.8%	6.4	2.0%	5.4	1.8%
Gain on disposition of business	—	—	—	—	4.8	1.6%
Income before taxes and cumulative effect	20.8	7.0%	27.7	8.6%	15.2	5.2%
Provision for income taxes	3.7	1.2%	6.9	2.1%	1.4	0.5%
Income before cumulative effect	17.1	5.8%	20.8	6.5%	13.8	4.7%
Cumulative effect of a change in accounting principle	(0.1)	(0.1%)	—	—	—	—
Net income	$ 17.0	5.7%	$ 20.8	6.5%	$ 13.8	4.7%

Fiscal 2002 Compared to Fiscal 2001

Net Sales

Total net sales decreased by 6.6% to $299.7 million in fiscal 2002 from $320.8 million in fiscal 2001. This decrease was the result of the U.S. recession and the economic conditions resulting from the tragic events surrounding September 11, 2001. Domestic brand sales decreased by 14.8% or $34.2 million. The domestic sales decline was the result of the economic uncertainty that surrounded the second half of fiscal 2002, which resulted in our retailers delaying their purchases so that they were much closer to their selling season and their reluctance to build their inventory levels. These sales declines were partially offset by the launch of the Tommy Hilfiger brand. International brand sales increased by 4.2% with increases of 5.5% in the Concord brand and 4.3% in the Movado brand.

Sales in the Company's retail segment increased by $7.9 million or 20.0% due mainly to the Company opening three new outlets and three new Boutiques including our flagship Movado Boutique in New York City. In addition, comparable store sales increased by 7.1% and 4.7% in the Movado Boutiques and outlet stores, respectively. At January 31, 2002, the Company owned and operated 10 Movado Boutiques, including the New York City flagship store and 25 outlets as compared to seven Movado Boutiques and 23 outlets at January 31, 2001.

Other sales, which include domestic and international service and shipping income, increased by 61.2% or $3.4 million due to an increase in service and shipping revenue.

Gross Margin

Gross margin decreased slightly to 61.4% in fiscal 2002 from 61.5% in fiscal 2001. The decrease on gross margin reflects lower margins in our wholesale segment which, decreased due to a change in the product sales mix offset by higher margins in our retail operations due to higher margin products offered at retail.

Operating Expenses

Operating expenses decreased 3.4% to $157.8 million in fiscal 2002 from $163.3 million in fiscal 2001. The decrease in operating expenses related to several areas, including advertising and marketing expense decrease of $5.3 million or 8.6%; selling expense decrease of $0.1 million or 0.2%; general and administrative expense decrease of $3.0 million or 6.3% and somewhat offset by an increase in distribution expense of $2.9 million or 34.7%.

The decrease in advertising expense was the result of a headcount reduction and a decrease in cooperative advertising programs offset by an increase in media expenditures and costs related to the launch of Tommy Hilfiger.

Selling expense remained flat compared to fiscal 2001 even with an increase in spending for our growth initiatives. During fiscal 2002, the Company opened two Movado Boutiques and our flagship Movado Boutique in New York City, three new outlet stores and costs associated with the Tommy Hilfiger launch. These investments were offset by decreases in sales commissions and bonuses which declined due to decreased sales.

The decrease in general and administrative expenses is the result of the Company's cost reduction initiatives and a decrease in bonus expense due to the Company not meeting corporate earnings targets. These savings were partially offset by the severance accrual of $2.7 million recorded in the third quarter of fiscal 2002.

Distribution expense reflects the costs associated with the relocation and expansion to a new state of the art distribution center, which was occupied in February 2001. These expenses include occupancy costs, security systems and depreciation.

Interest Expense

Net interest expense in fiscal 2002 decreased by $1.0 million from $6.4 million in fiscal 2001 to $5.4 million in fiscal 2002. The net decrease was due to a lower average interest rate on the short-term bank borrowings from approximately 8.2% in fiscal 2001 to 4.8% in fiscal 2002, partially offset by an increase of the weighted average short-term borrowings. In addition, a $5.0 million payment on the long-term borrowings was made in January 2001. Interest for this borrowing was reduced by approximately $0.3 million.

Income Taxes
The Company's income tax provision amounted to $3.7 million and $6.9 million in fiscal 2002 and 2001, respectively, or 18% of pretax income for fiscal 2002 and 25% of pretax income for fiscal 2001. During fiscal 2002, the Company's estimated effective annual tax rate changed from 28% to 18%, reflecting a decrease in the Company's U.S. source earnings as a percentage of the overall earnings mix. The tax expense for the third quarter of fiscal 2002 was adjusted for the difference between the 18% annual tax rate versus the 28% tax rate used to record tax expense for the six months ended July 31, 2001. The Company believes that the near term future effective tax rate will stabilize in the 25% to 30% range based on the Company's current expectation that domestic earnings will gradually increase as a percentage of the overall earnings mix. However, there can be no assurance of this result as it is dependent on a number of factors, including mix of foreign to domestic earnings, local statutory tax rates and the Company's ability to utilize net operating loss carryforwards in a certain jurisdiction.

Fiscal 2001 Compared to Fiscal 2000

Net Sales
Total net sales increased 8.7% to $320.8 million in fiscal 2001 from $295.1 million in fiscal 2000. Domestic brand sales increased 7.6% to $231.1 million from $214.8 million in fiscal 2000. Domestic sales were led by double-digit growth in the Movado brand and high single digit growth in the ESQ brand. International sales of the Company's brands increased 7.2% led by the continuing international rollout of the Coach watch brand in the Far East, which resulted in a doubling of Coach watch international sales in fiscal 2001 and double digit growth in the Concord brand.

Retail sales increased 19.8% to $39.3 million in fiscal 2001 from $32.8 million in fiscal 2000. Retail sales increases were led by sales increases from four outlet stores open a full year in fiscal 2001 versus a part year in fiscal 2000, three new Movado Boutiques opened in Las Vegas, NV, Riverside Square, NJ, and Boca Raton, FL and comparable store sales increased 26.9% in the Movado Boutiques. Outlet comparable store sales were relatively flat with a 0.4% decrease. At January 31, 2001, the Company operated 23 outlet stores and seven Movado Boutiques as compared to 22 outlets and five Movado Boutiques at January 31, 2000.

Other sales decreased by $0.1 million or 2% due to a reduction in after sales service revenues as a result of the sale of the Piaget and Corum businesses.

Gross Margins
Gross margin for fiscal 2001 was 61.5% as compared to 57.1% for fiscal 2000. Gross margin increases reflect the improvements the Company initiated in fiscal 2001. These improvements included the improved availability of core range products, higher margins on new model introductions, reduction of product acquisition costs mainly due to the strength of the U.S. dollar against the Swiss franc and significant reduction of liquidation sales. The gross margin increase was also due to one time charges of $5.0 million made in fiscal 2000 to write down non-core component inventories and the $2.3 million book to physical inventory adjustment during fiscal 2000.

Operating Expenses

Operating expenses for fiscal 2001 were $163.3 million or 50.9% of net sales as compared to $152.6 million or 51.7% of net sales in fiscal 2000. The increase in operating expenses of approximately 7% or $10.7 million relates to several areas, including advertising and marketing expenses, which increased $0.4 million or 0.65%; selling expenses, which increased $2.2 million or 5%; distribution costs, which decreased $0.2 million or 2%, and general and administrative expenses, which increased $8.3 million or 21%.

The increase in advertising costs was the result of an increase of $1.3 million in the Movado Boutiques and cooperative advertising programs offset by a decrease of expenditures for special events, point of sale support material such as displays and product brochures and media advertising programs. Increases in advertising expenses at the Movado Boutiques reflect the costs associated with new business initiatives.

Selling expenses increased in both the Company's wholesale and retail businesses. Increases in selling expenses in the wholesale business primarily reflect higher levels of sales commissions due to sales increases in the Movado brands and increases in head count to support the launch of the Tommy Hilfiger line.

Increases in selling expenses associated with the Company's retail operations relate primarily to the addition of one new outlet and two new Movado Boutiques in fiscal 2001 as well as the annualized cost of stores opened during fiscal 2000.

Distribution expenses are largely variable in nature and these expenses grew proportionately with increases in unit volume shipments offset by a nonrecurring charge of $1.0 million made in fiscal 2000, for expenses related to the relocation of the Company's U.S. distribution operations.

Increases in general and administrative expenses were substantially due to the recording of a management bonus as a result of exceeding corporate performance targets, a moving and relocation expense associated with the shutdown of the distribution and service center in Lyndhurst, NJ and costs associated with new business initiatives including staffing costs for the launch of the Tommy Hilfiger brand, Movado Boutiques and Company outlet stores. In addition, there were cost increases in a small number of general and administrative expenses which are consistent with industry cost increases.

Interest Expense

Net interest expense in fiscal 2001 increased $1.0 million from $5.4 million in fiscal 2000 to $6.4 million in fiscal 2001. The increase in interest expense was primarily a result of a decrease in investment income from the investment of the $28.4 million proceeds from the Company's sale of the Piaget business in February 1999. Gross interest expense decreased by $0.1 million or 2.4% due to a decrease in the average short-term bank borrowings from $40.3 million in fiscal 2000 to $31.6 million in fiscal 2001, a 21% reduction of short-term bank borrowings offset by an increase in average interest rates. In addition, a $5.0 million payment on the long-term borrowings was made in January 2000. Interest for this borrowing was reduced by approximately $0.3 million.

Income Taxes

The Company's income tax provision amounted to $6.9 million and $1.4 million for fiscal 2001 and 2000, respectively, or 25% of pretax income for fiscal 2001 and 9.4% for fiscal 2000. In addition, a portion of the

Company's consolidated operations are located in non-U.S. jurisdictions and, therefore, the Company's effective rate differs from U.S. statutory rates. The majority of the Company's non-U.S. operations are located in jurisdictions with statutory rates below U.S. rates.

Liquidity and Financial Position

The Company's major source of funds has been cash generated from operations. In fiscal 2002, 2001 and 2000 the Company generated from operations $16.5 million, $25.3 million and $28.3 million, respectively, and in fiscal 2000 $28.4 million was generated from the sale of the Piaget business. This positive cash flow has been a source of funds for the Company's growth initiatives, including working capital, capital expenditures, the Company's stock repurchase program and debt repayment.

Cash flow from operating activities in fiscal 2002 was less than fiscal 2001 mainly due to the timing of the receipt of inventory and the subsequent inventory payments made earlier in fiscal 2002 than fiscal 2001, as well as the timing of tax payments and reduction of net income. Operating cash flow in fiscal 2001 decreased from fiscal 2000 due to increased inventory positions.

The Company used cash of $14.7 million in fiscal 2002 and $11.7 million in fiscal 2001 for investing activities, primarily for capital expenditures. In fiscal 2000, the Company had a cash inflow of $17.5 million mainly as a result of the sale of its Piaget business to VLG for $28.4 million in cash.

Capital expenditures amounting to $13.9 million in fiscal 2002 relate primarily to the relocation of the Company's U.S. headquarters, opening two new Movado Boutiques and the flagship Movado Boutique in New York City, various information systems projects and expansion of the Company's network of outlet stores. The Company's capital expenditures for fiscal 2001 and fiscal 2000 amounted to $10.8 million and $10.1 million, respectively. Expenditures in fiscal 2001 were primarily for management information systems projects, the addition of one outlet store and two Movado Boutiques and the build out of the new distribution center in Moonachie, New Jersey. Expenditures in fiscal 2000 were primarily related to management information systems projects, the addition of four new outlet stores and one Movado Boutique, and construction of a major tradeshow exhibition facility used annually at the Basel International Watch and Jewelry show. The Company expects that annual capital expenditures in the near term will approximate the levels experienced in fiscal 2001 and 2000. These expenditures will relate primarily to leasehold improvements, furniture and fixtures for up to five new Movado Boutiques, implementation of the Company's world wide information system in the Far East subsidiaries, store renovations and expansion of the distribution facility to include an expanded Movado Boutique product offering.

Cash used in financing activities amounted to $6.9 million in fiscal 2002. This compares to $17.4 million and $22.1 million of cash used in financing activities in fiscal 2001 and 2000, respectively. Cash used in financing activities during fiscal 2002 was primarily for repayment of bank debt and the annual repayment of the Senior Notes. During fiscal 2001 and 2000, the Company used cash in financing activities primarily for the stock repurchase program, repayment of Senior Notes and in fiscal 2001 repayment of bank debt. In fiscal 2000, the Company had net proceeds from bank borrowings.

At January 31, 2002 the Company had two series of Senior Notes outstanding. Senior Notes due January 31, 2005 were originally issued in a private placement completed in fiscal 1994. These notes have required annual principal payments of $5.0 million since January 1998 and bear interest of 6.56% per annum. The Company repaid $5.0 million in principal amount of these notes in fiscal 2002 and in fiscal 2001, respectively. At January 31, 2002, $15.0 million in principal amount of these notes remained outstanding.

During fiscal 1999, the Company issued $25.0 million of Series A Senior Notes under a Note Purchase and Private Shelf Agreement dated November 30, 1998. The $25.0 million Series A Senior Notes bear interest at 6.90%, mature on October 30, 2010 and are subject to annual repayments of $5.0 million commencing October 31, 2006.

On March 21, 2001, the Company entered into a new Note Purchase and Private Shelf Agreement which allows for the issuance for up to three years after the date thereof, of senior promissory notes in the aggregate principal amount of up to $40.0 million with maturities up to 12 years from their original date of issuance.

The components of long-term debt as of January 31 were as follows *(in thousands)*:

	2002	2001
Senior Notes	**$15,000**	$20,000
Series A Senior Notes	**25,000**	25,000
	40,000	45,000
Less current portion	**5,000**	5,000
Long-term debt	**$35,000**	$40,000

On June 22, 2000, the Company completed the renewal of its revolving credit and working capital lines with its bank group. The new agreement provides for a three year $100.0 million unsecured revolving line of credit and $15.0 million of uncommitted working capital lines. At January 31, 2002, the Company had $6.5 million of outstanding borrowings under its bank lines as compared to $8.8 million at January 31, 2001. The decrease in borrowings at the end of fiscal 2002 as compared fiscal 2001 was primarily to lower seasonal working capital requirements due to the slowdown of inventory purchases in fiscal 2002 as compared in fiscal 2001.

Under a series of share repurchase authorizations approved by the Board of Directors, the Company has maintained a discretionary buy-back program. During fiscal 2002 there were no shares repurchased under the repurchase program. The Company repurchased $7.3 million and $17.6 million in fiscal 2001 and 2000, respectively acquiring in the aggregate 1.4 million shares. As of January 31, 2002, the Company had authority to repurchase $4.5 million against an aggregate authorization of $30.0 million.

Minimum annual rentals at January 31, 2001 under noncancelable operating leases which do not include escalations that will be based on increases in real estate taxes and operating costs are as follows:

Year ending January 31, *(in thousands)*:	
2003	$ 7,750
2004	6,789
2005	6,368
2006	6,039
2007	5,420
Thereafter	21,450
	$53,816

Cash dividends in fiscal 2002 amounted to $1.4 million compared to $1.2 million in fiscal 2001 and $1.0 million in fiscal 2000.

Cash and cash equivalents at January 31, 2002 amounted to $17.0 million compared to $23.1 million at January 31, 2001. Net debt to total capitalization at January 31, 2002 was 17.1% as compared to 19.3% at January 31, 2001.

In summary, the Company made significant progress in fiscal 2002 in maintaining its liquidity primarily through the success of its operating expense reduction initiatives and increased product profitability. The Company plans to continue to focus on improving its cash flows in fiscal 2003.

Recently Issued Accounting Standards

In November 2001, the Emerging Issues Task Force (the "EITF") issued EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," which is a codification of EITF's 00-14, 00-22 and 00-25. EITF 01-09 will require the Company to reclassify certain selling expenses as a reduction of revenues. These reclassifications will take place in the first quarter of 2002 and prior periods will be reclassified. These reclassifications will not impact net income.

On June 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. This Statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations within the scope of this Statement are to be accounted for using one method, the purchase method.

On June 20, 2001, FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at the beginning of that fiscal year. This Statement supersedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in the financial statements upon their acquisition. The Company will adopt SFAS No. 142 in the first quarter of 2002, as required and does not expect that the adoption will have a material impact on its financial position or the results of operations.

On October 4, 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations. The Company does not expect that the adoption of this Statement will have a material impact on its financial position or results of operations.

Market Risks

The Company's primary market risk exposure relates to foreign currency exchange risk (see Note 6 to the Consolidated Financial Statements). The majority of the Company's purchases are denominated in Swiss francs. The Company reduces its exposure to the Swiss franc exchange rate risk through a hedging program. Under the hedging program, the Company purchases various financial instruments, predominately forward and option contracts. Gains and losses on financial instruments resulting from this hedging activity are partially offset by the effects of the currency movements on respective underlying hedged transactions. If the Company did not engage in a hedging program, any change in the Swiss franc to local currency would have an equal effect on the entities' cost of sales. As of January 31, 2002, the Company's forward contracts hedging portfolio consisted of various dates ranging through May 30, 2003. The Company has a 10.0 million Swiss francs option contract with a maturity date of October 1, 2002 and a $5.0 million option contract with a maturity date of May 27, 2003.

In addition, the Company has certain debt obligations with variable interest rates, which are based on LIBOR plus a fixed additional interest rate. The Company does not hedge these interest rate risks. The Company also has certain debt obligations with fixed interest rates. The difference between the market based interest rates at January 31, 2002 and the fixed rates were unfavorable.

Consolidated Statements of Income

(in thousands, except per share amounts)	Fiscal Year Ended January 31, 2002	2001	2000
Net sales	$299,725	$320,841	$295,067
Costs and expenses:			
Cost of sales	115,653	123,392	126,667
Selling, general and administrative	157,799	163,317	152,631
	273,452	286,709	279,298
Operating income	26,273	34,132	15,769
Interest expense, net	5,415	6,443	5,372
Gain on disposition of business	—	—	4,752
Income before income taxes and cumulative effect of a change in accounting principle	20,858	27,689	15,149
Provision for income taxes	3,735	6,922	1,428
Income before cumulative effect of a change in accounting principle	17,123	20,767	13,721
Cumulative effect of a change in accounting principle, net of a tax benefit of $42	(109)	—	—
Net income	$ 17,014	$ 20,767	$ 13,721
Basic income per share			
Income before cumulative effect of a change in accounting principle	$ 1.47	$ 1.78	$ 1.10
Cumulative effect of a change in accounting principle	(0.01)	—	—
Net income per share	$ 1.46	$ 1.78	$ 1.10
Weighted basic average shares outstanding	11,683	11,651	12,527
Diluted income per share			
Income before cumulative effect of a change in accounting principle	$ 1.43	$ 1.75	$ 1.06
Cumulative effect of a change in accounting principle	(0.01)	—	—
Net income per share	$ 1.42	$ 1.75	$ 1.06
Weighted diluted average shares outstanding	12,007	11,866	12,890

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

(in thousands, except share and per share amounts)	January 31, 2002	2001
ASSETS		
Current assets:		
Cash	$ 16,971	$ 23,059
Trade receivables, net	92,014	98,797
Inventories, net	98,589	95,863
Other	19,467	23,501
Total current assets	227,041	241,220
Property, plant and equipment, net	38,726	32,906
Other assets	24,909	16,279
Total assets	$290,676	$290,405
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Loans payable to banks	$ 6,500	$ 8,800
Current portion of long-term debt	5,000	5,000
Accounts payable	23,824	28,819
Accrued liabilities	25,417	28,157
Current taxes payable	8,646	12,677
Deferred taxes payable	3,722	3,130
Total current liabilities	73,109	86,583
Long-term debt	35,000	40,000
Deferred and noncurrent foreign income taxes	1,513	3,517
Other liabilities	8,584	835
Total liabilities	118,206	130,935
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Preferred Stock, $0.01 par value, 5,000,000 shares authorized; no shares issued	—	—
Common Stock, $0.01 par value, 20,000,000 shares authorized; 9,797,776 and 9,600,435 shares issued, respectively	98	96
Class A Common Stock, $0.01 par value, 10,000,000 shares authorized; 3,509,733 and 3,509,733 shares issued and outstanding, respectively	35	35
Capital in excess of par value	69,484	67,242
Retained earnings	153,830	138,176
Accumulated other comprehensive income	(23,286)	(18,169)
Treasury stock, 1,544,487 and 1,556,670 shares at cost, respectively	(27,691)	(27,910)
Total shareholders' equity	172,470	159,470
Total liabilities and shareholders' equity	$290,676	$290,405

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in thousands)	Fiscal Year Ended January 31, 2002	2001	2000
Cash flows from operating activities:			
Net income	$17,014	$20,767	$13,721
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,550	6,341	5,189
Deferred and noncurrent foreign income taxes	(1,174)	(1,342)	(1,126)
Provision for losses on accounts receivable	1,384	2,083	1,077
Provision for losses on inventory	756	1,710	7,263
Loss on disposition of leasehold improvements, furniture and fixtures	492	—	—
Gain on disposition of business	—	—	(4,752)
Changes in current assets and liabilities:			
Trade receivables	4,185	(4,831)	2,469
Inventories	(5,372)	(20,043)	14,609
Other current assets	64	(3,383)	(6,269)
Accounts payable	(4,443)	11,142	(7,004)
Accrued liabilities	(2,375)	9,322	4,464
Deferred and current taxes payable	(3,051)	9,800	(3,042)
Other noncurrent assets	(6,234)	(5,960)	2,305
Other noncurrent liabilities	7,750	(335)	(629)
Net cash provided by operating activities	16,546	25,271	28,275
Cash flows from investing activities:			
Capital expenditures	(13,902)	(10,833)	(10,125)
Proceeds from disposition of business	—	—	28,409
Goodwill, trademarks and other intangibles	(807)	(852)	(755)
Net cash (used in) provided by investing activities	(14,709)	(11,685)	17,529
Cash flows from financing activities:			
Repayment of Senior Notes	(5,000)	(5,000)	(10,000)
Net (payment of) proceeds from current bank borrowings	(2,300)	(4,700)	6,300
Principal payments under capital leases	—	—	(69)
Stock options exercised and other charges	1,780	840	499
Dividends paid	(1,360)	(1,206)	(1,247)
Purchase of treasury stock	—	(7,329)	(17,593)
Net cash (used in) financing activities	(6,880)	(17,395)	(22,110)
Effect of exchange rate changes on cash	(1,045)	253	(2,705)
Net (decrease) increase in cash	(6,088)	(3,556)	20,989
Cash at beginning of year	23,059	26,615	5,626
Cash at end of year	$16,971	$23,059	$26,615

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity

(in thousands, except per share amounts)	Preferred Stock	Common Stock	Class A Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock
Balance, January 31, 1999	—	$94	$35	$65,332	$106,141	$ (6,006)	$ (2,988)
Net income					13,721		
Dividends ($0.10 per share)					(1,247)		
Stock options exercised, net of tax benefit				781			
Common stock repurchased							(17,593)
Foreign currency translation adjustment						(10,456)	
Conversion of Class A Common Stock to Common Stock		1					
Balance, January 31, 2000	—	95	35	66,113	118,615	(16,462)	(20,581)
Net income					20,767		
Dividends ($0.105 per share)					(1,206)		
Stock options exercised, net of tax benefit		1		1,129			
Common stock repurchased							(7,329)
Foreign currency translation adjustment						(1,707)	
Balance, January 31, 2001	—	96	35	67,242	138,176	(18,169)	(27,910)
Net income					17,014		
Dividends ($0.12 per share)					(1,360)		
Stock options exercised, net of tax benefit		2		1,863			
Supplemental executive retirement plan				379			
Employee stock bonus plan							219
Accounting change, net of tax						367	
Net unrealized gain on investments, net of tax						199	
Effective portion of unrealized loss on hedging contracts, net of tax						(449)	
Foreign currency translation adjustment						(5,234)	
Balance, January 31, 2002	**—**	**$98**	**$35**	**$69,484**	**$153,830**	**$(23,286)**	**$(27,691)**

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Organization and Business

Movado Group, Inc. (the "Company") is a designer, manufacturer and distributor of quality watches with prominent brands in almost every price category comprising the watch industry. In fiscal 2002, the Company marketed five distinctive brands of watches: Movado, Concord, ESQ, Coach and Tommy Hilfiger, which compete in most segments of the watch market.

The Company designs and manufactures Concord and Movado watches primarily through its subsidiaries and third party contract assemblers in Switzerland, as well as in the United States, for sale throughout the world. ESQ watches are manufactured to the Company's specifications by independent contractors located in the Far East using Swiss movements. Coach watches are assembled in Switzerland by independent suppliers. Tommy Hilfiger watches are assembled in the Far East by independent suppliers. The Company distributes its watch brands through its United States operations as well as through sales subsidiaries in Canada, Hong Kong, Singapore and Switzerland, and through a number of independent distributors located in various countries throughout the world.

In addition to its sales to trade customers and independent distributors, through a wholly owned domestic subsidiary, the Company sells Movado watches, Movado jewelry, tabletop accessories and other product line extensions within the Movado brand directly to consumers in its Movado Boutiques. Another of the Company's domestic subsidiaries also operates a number of Movado outlet stores throughout the United States, through which it sells discontinued and second merchandise.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.

Translation of foreign currency financial statements and foreign currency transactions

The financial statements of the Company's international subsidiaries have been translated into United States dollars by translating balance sheet accounts at year-end exchange rates and statement of operations accounts at average exchange rates for the year. Foreign currency transaction gains and losses are charged or credited to income as incurred. Foreign currency translation gains and losses are reflected in the equity section of the Company's consolidated balance sheet in accumulated other comprehensive income.

Trade receivables

The Company's trade customers include department stores, jewelry store chains and independent jewelers. Movado and Concord watches are also marketed outside the U.S. through a network of independent distributors. Accounts receivable are stated net of allowances for doubtful accounts of $4.1 million and $4.4 million at January 31, 2002 and 2001, respectively. The Zale Corporation accounted for 9%, 10% and 13% of the Company's consolidated net sales in fiscal 2002, 2001 and 2000, respectively. At January 31, 2002 and 2001, the same trade customer accounted for 13% and 11% of consolidated trade receivables, respectively.

The Company's concentrations of credit risk arise primarily from accounts receivable related to trade customers during the peak selling seasons. The Company has significant accounts receivable balances due from major department store chains. The Company's results of operations could be materially adversely affected in the event any of these customers or a group of these customers defaulted on all or a significant portion of their obligations to the Company as a result of financial difficulties.

Inventories

Inventories are valued at the lower of cost or market. The cost of domestic finished goods inventories is determined primarily using the first-in, first-out (FIFO) method. The cost of finished goods and component parts inventories, held by overseas subsidiaries, are determined using average cost.

Property, plant and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of furniture and equipment is provided using the straight-line method based on the estimated useful lives of assets, which range from three to ten years. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the lease or the estimated useful life of the leasehold improvement. Computer software costs related to the development of major systems are capitalized as incurred and are amortized over their useful lives. Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost and any gain or loss is reflected in current earnings.

Intangibles

Intangible assets consist primarily of trademarks and are recorded at cost. Trademarks are generally amortized over ten years. The Company continually reviews intangible assets to evaluate whether events or changes have occurred that would suggest an impairment of carrying value. An impairment would be recognized when expected undiscounted future operating cash flows are lower than the carrying value. At January 31, 2002 and 2001, intangible assets at cost were $5.7 million and $5.3 million, respectively, and related accumulated amortization of intangibles were $2.0 million and $1.5 million, respectively.

Revenue Recognition

The Company recognizes its revenue upon transfer of title or, in the case of retail sales, at the time of register receipt. Allowances for estimated returns and sales and cash discounts are provided when sales are recorded.

Preopening Costs

Costs associated with the opening of new retail and outlet stores are expensed in the period incurred.

Advertising

The Company expenses the production costs of an advertising campaign at the commencement date of the advertising campaign. Advertising expenses for fiscal 2002, 2001 and 2000, amounted to $56.9 million, $62.3 million and $61.8 million, respectively.

Income taxes

The Company and its domestic subsidiaries file a consolidated federal income tax return. Foreign income taxes have been provided based on the applicable tax rates in each of the foreign countries in which the Company operates. Certain Swiss income taxes are payable over several years; the portion of these taxes not payable within one year is classified as noncurrent. Noncurrent foreign income taxes included in the consolidated balance sheets at January 31, 2002 and 2001 were $1.2 million and $1.8 million, respectively.

Earnings per share

The Company presents net income per share on a 'basic' and 'diluted' basis. Basic earnings per share is computed using weighted average shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for dilutive common stock equivalents.

The weighted average number of shares outstanding for basic earnings per share were 11,683,000, 11,651,000 and 12,527,000 for fiscal 2002, 2001 and 2000, respectively. For diluted earnings per share, these amounts were increased by 324,000, 215,000 and 363,000 in fiscal 2002, 2001 and 2000, respectively, due to potentially dilutive common stock equivalents issuable under the Company's stock option plans. There were no anti-dilutive common stock equivalents in the years presented.

Stock-based compensation

Stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share are provided as if the fair value method had been applied.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stockholders' Equity

Under a series of share repurchase authorizations approved by the Board of Directors, the Company has maintained a discretionary buy-back program throughout fiscal 2002. There were no shares repurchased under the repurchase program during fiscal 2002 and $7.3 million and $17.6 million in fiscal 2001 and 2000, respectively. As of January 31, 2002, the Company had authorization to repurchase shares up to an additional $4.5 million against an aggregate authorization of $30 million.

Recently Issued Accounting Standards

In November 2001, the Emerging Issues Task Force (the "EITF") issued EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," which is a codification of EITF's 00-14, 00-22, and 00-25. EITF 01-09 will require the Company to reclassify certain selling expenses as a reduction of revenues. These reclassifications will take place in the first quarter of 2002 and prior periods will be reclassified. These reclassifications will not impact net income.

On June 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. This Statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations within the scope of this Statement are to be accounted for using one method, the purchase method.

On June 20, 2001, FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at the beginning of that fiscal year. This Statement supersedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in the financial statements upon their acquisition. The Company will adopt SFAS No. 142 in the first quarter of 2002, as required, and does not expect that the adoption will have a material impact on its financial position or the results of operations.

On October 4, 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations too include more disposal transactions. The Company does not expect that the adoption of this Statement will have a material impact on its financial position or results of operations.

Reclassification

Certain prior year amounts have been reclassified to conform to the fiscal 2002 presentation.

Note 2. Inventories

Inventories consist of the following *(in thousands)*:

	January 31,	
	2002	2001
Finished goods	**$63,956**	$60,909
Component parts	**32,531**	30,942
Work-in-process	**2,102**	4,012
	$98,589	$95,863

Note 3. Property, Plant and Equipment

Property, plant and equipment at January 31, at cost, consisted of the following *(in thousands)*:

	2002	2001
Furniture and equipment	**$26,657**	$25,427
Leasehold improvements	**20,334**	15,579
Computer software	**20,235**	19,278
	67,226	60,284
Less: accumulated depreciation	**(28,500)**	(27,378)
	$38,726	$32,906

Depreciation for fiscal 2002, 2001 and 2000 was $6.8 million, $5.7 million and $4.7 million, respectively.

Note 4. Bank Credit Arrangements and Lines of Credit

The Company's revolving credit facility with its domestic bank group was entered into in June 2000 to provide for a three year $100.0 million unsecured revolving line of credit, which replaced a three year $90.0 million unsecured facility dated July 1997. In addition, certain members within the bank group provided for $15.0 million of uncommitted working capital lines of credit at each year end January 31, 2002 and 2001, respectively. As of January 31, 2002, one bank in the domestic bank group issued five irrevocable standby letters of credit for retail and operating facility leases and Canadian payroll to various landlords and the Royal Bank of Canada totaling $0.5 million with expiration dates through May 15, 2003. The renewed bank credit agreement provides for various rate options including the federal funds rate plus a fixed rate, the prime rate or a fixed rate plus the LIBOR rate. The Company pays a facility fee on the unused portion of the credit facility. The agreement also contains certain financial covenants including an interest coverage ratio and certain restrictions that limits the Company on the sale, transfer or distribution of corporate assets, including dividends and limit the amount of debt outstanding. The Company was in compliance with these restrictions and covenants at January 31, 2002 and 2001. The domestic unused line of credit was $108.5 million and $106.2 million at January 31, 2002 and 2001, respectively.

A Swiss subsidiary maintains un-secured lines of credit with an unspecified length of time with a Swiss bank. Available credit under these lines totaled 8.8 million Swiss francs and 11.3 million Swiss francs, with dollar equivalents of approximately $5.1 million and $6.9 million at January 31, 2002 and 2001, of which a maximum of $5.0 million can be drawn. As of January 31, 2002, the Swiss bank has made guarantees to certain Swiss vendors of approximately 0.7 million Swiss francs. There are no other restrictions on transfers in the form of dividends, loans or advances to the Company by its foreign subsidiaries.

Outstanding borrowings against the Company's aggregate demand lines of credit were $6.5 million at January 31, 2002 and $8.8 million at January 31, 2001. Aggregate maximum and average monthly outstanding borrowings against the Company's lines of credit and related weighted average interest rates during fiscal 2002, 2001 and 2000 were as follows *(in thousands)*:

	Fiscal Year Ended January 31,		
	2002	*2001*	*2000*
Maximum borrowings	**$52,250**	$51,850	$61,900
Average monthly borrowings	**$37,494**	$31,622	$40,290
Weighted average interest rate	**4.8%**	8.2%	6.3%

Weighted average interest rates were computed based on average month-end outstanding borrowings and applicable average month-end interest rates.

Note 5. Long-Term Debt

The components of long-term debt as of January 31 were as follows *(in thousands)*:

	2002	2001
Senior Notes	**$15,000**	$20,000
Series A Senior Notes	**25,000**	25,000
	40,000	45,000
Less current portion	**5,000**	5,000
Long-term debt	**$35,000**	$40,000

Senior Notes due January 31, 2005 (the "Senior Notes") were issued in a private placement completed in fiscal 1994 and bear interest at 6.56% per annum, payable semiannually on July 31 and January 31, and are subject to annual payments of $5.0 million commencing January 31, 1998. Accordingly, such amounts have been classified as a current liability in fiscal 2002 and 2001. The Company has the option to prepay amounts due to holders of the Senior Notes at 100% of the principal plus a "make-whole" premium and accrued interest.

The Series A Senior Notes ("Series A Senior Notes") were issued on December 1, 1998 under a Note Purchase and Private Shelf Agreement and bear interest at 6.90% per annum. Interest is payable semiannually on April 30 and October 30. These notes mature on October 30, 2010 and are subject to annual payments of $5.0 million commencing on October 31, 2006.

On March 21, 2001, the Company entered into a new Note Purchase and Private Shelf Agreement, which allows for the issuance for up to three years after the date thereof, of senior promissory notes in the aggregate principal amount of up to $40.0 million with maturities up to 12 years from their original date of issuance. As of January 31, 2002 the Company had no borrowings under this agreement.

The agreements governing the Senior Notes and Series A Senior Notes contain certain restrictions and covenants which generally require the maintenance of a minimum net worth, limit the amount of additional secured debt the Company can incur and limit the sale, transfer or distribution of corporate assets including dividends. The Company was in compliance with these restrictions and covenants at January 31, 2002 and 2001.

Note 6. Hedging Transactions and Derivative Financial Investments

The Company's policy is to enter into forward exchange contracts and purchase foreign currency options to reduce our exposure to adverse fluctuations in foreign exchange rates and, to a lesser extent, in commodity prices. When entered into, the Company formally documents these derivative instruments as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. The Company formally assesses, both at the inception and at each financial quarter thereafter, the effectiveness of the derivative instrument hedging the underlying cash flow transaction which, is being hedged. Any ineffectiveness related to the derivative financial instruments change in fair value will be recognized in the period in which the ineffectiveness was calculated. All of our derivative instruments have liquid markets to assess fair value. The Company does not enter into any derivative instruments for trading purposes.

On February 1, 2002, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. These Statements require that an entity recognizes all derivative instruments as ether assets or liabilities measured at fair value. Changes in derivative fair values will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other stockholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings.

The adoption of SFAS No. 133 resulted in the Company recording a transition adjustment to recognize its derivative instruments at fair value. This transition adjustment was an after-tax reduction to net income of approximately $0.1 million and an after tax increase to accumulated other comprehensive loss ("AOCL") of approximately $0.4 million.

As of January 31, 2002, the balance of deferred net losses on derivative instruments included in AOCL was $0.1 million, net of tax. The Company expects that nearly all the deferred net losses will be realized into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The primary underlying transaction which will cause the amount in AOCL to affect net earnings consists of the Company's inventory sell through of inventory purchased predominantly in Swiss francs. The maximum length of time the Company is hedging its exposure to the fluctuation in future cash flows for forecasted transactions is 24 months.

During fiscal 2002, the Company recorded no charge related to its assessment of the effectiveness of its derivative hedge portfolio. However, the Company incurred a $2.2 million loss for the amounts excluded in this assessment of the derivative portfolio effectiveness. The Company also recorded a $0.2 million gain resulting from a discontinued cash flow hedge because the original forecasted transaction did not occur by the end of the original specified time period. The Company records these transactions in the cost of sales of the consolidated financial statements. The following presents fair value, and maturities of the Company's derivative instruments outstanding as of January 31, 2002 *(in millions)*:

January 31, 2002	Fair Value	Maturities
Foreign currency contracts	$105.5	2002-2003
Commodity contracts	$ 3.0	2002
Purchased contracts	$ 0.3	2002-2003

The Company estimates the fair value of its derivative instruments using quoted market prices. Fair value is included in other assets or current liabilities.

Note 7. Fair Value of Other Financial Instruments

The fair value of the Company's 6.56% Senior Notes and 5.9% Series A Senior Notes approximate 103% and 100% of the carrying value of the notes, respectively, as of January 31, 2002. The fair value was calculated based upon the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments or upon estimated prices based on current yields for debt issues of similar quality and terms.

Note 8. Income Taxes

The provision for income taxes for the fiscal years ended January 31, 2002, 2001 and 2000 consists of the following components *(in thousands)*:

	2002	2001	2000
Current:			
U.S. Federal	**$ 480**	$3,124	$ —
U.S. State and Local	**(165)**	498	11
Non-U.S.	**1,221**	2,607	1,043
	1,536	6,229	1,054
Noncurrent:			
U.S. Federal	—	—	—
U.S. State and Local	—	—	—
Non-U.S.	**1,109**	1,674	1,785
	1,109	1,674	1,785
Deferred:			
U.S. Federal	**1,057**	(1,948)	(1,518)
U.S. State and Local	**26**	(385)	—
Non-U.S.	**7**	1,352	107
	1,090	(981)	(1,411)
Provision for income taxes	**$3,735**	$6,922	$1,428

Deferred income taxes reflect the tax effect of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred income taxes have been classified as current or noncurrent on the consolidated balance sheets based on the underlying temporary differences and the expected due dates of taxes payable upon reversal. Significant components of the Company's deferred income tax assets and liabilities for the fiscal year ended January 31, 2002 and 2001 consist of the following (in thousands):

	2002 Deferred Tax		2001 Deferred Tax	
	Assets	Liabilities	Assets	Liabilities
Operating loss carry forwards	$1,480	$ —	$1,596	$ —
Rent accrual	195	—	143	—
Inventory reserve	2,554	4,058	2,225	3,502
Receivable allowance	2,181	895	2,183	2,862
Depreciation/amortization	597	—	1,628	—
Other	4,233	—	2,352	—
	11,240	4,953	10,127	6,364
Valuation allowance	(1,480)	—	(1,383)	—
Total	$9,760	$4,953	$8,744	$6,364

As of January 31, 2002, the Company had foreign net operating loss carryforwards of approximately $3.1 million, which are available to offset taxable income in future years. As of January 31, 2002, the Company maintained a valuation allowance with respect to the tax benefit of certain foreign net operating loss carryforwards. Since the Company's foreign deferred tax assets relate primarily to its former sales office in Germany, which is currently operated by an independent distributor, the Company's assessment is that a portion of the foreign deferred tax assets will not likely be utilized in the foreseeable future. Management is continuing to evaluate the appropriate level of allowance based on future operating results and changes in circumstances.

The provision for income taxes differs from the amount determined by applying the U.S. federal statutory rate as follows *(in thousands):*

	Fiscal Year Ended January 31,		
	2002	2001	2000
Provision for income taxes at the U.S. statutory rate	$7,262	$9,691	$5,311
Lower effective foreign income tax rate	(4,332)	(3,621)	(3,362)
Change in valuation allowance	97	(56)	(1,221)
Tax provided on repatriated earnings of foreign subsidiaries	1,377	265	238
State and local taxes, net of federal benefit	(139)	113	8
Other, net	(530)	530	454
	$3,735	$6,922	$1,428

In fiscal 2002, the Company recognized a tax benefit of $116 from realization of domestic and of certain foreign net operating loss carryforwards.

Provision has not been made for taxes on foreign subsidiaries' undistributed earnings of approximately $171 million at January 31, 2002, as those earnings are considered to be reinvested for an indefinite period. As a result of various tax planning strategies available to the Company, it is not practical to estimate the amount of tax, if any, that may be payable on the eventual distribution of such earnings.

Note 9. Other Assets

In fiscal 1996, the Company entered into an agreement with a trust which owns an insurance policy issued on the lives of the Company's Chairman and his spouse. Under this agreement, the trust has assigned the insurance policy to the Company as collateral to secure repayment by the trust of interest-free loans to be made by the Company in amounts sufficient for the trust to pay the premiums on said insurance policy (approximately $741,000 per annum). Under the agreement, the trust will repay the loans from the proceeds of the policy. At January 31, 2001 and 2000, the Company had outstanding loans from the trust of $4.6 million and $3.8 million, respectively.

Note 10. Leases, Commitments and Contingencies

The Company leases office, distribution, retail and manufacturing facilities and office equipment under operating leases, which expire at various dates through June 2013. Certain of the leases provide for renewal options and escalation clauses for real estate taxes and other occupancy costs. Rent expense for equipment and distribution, factory and office facilities under operating leases was approximately $7.7 million, $8.2 million and $6.6 million in fiscal 2002, 2001 and 2000, respectively. Minimum annual rentals at January 31, 2001 under noncancelable operating leases which do not include escalations that will be based on increases in real estate taxes and operating costs are as follows:

Year ending January 31, *(In thousands)*:	
2003	$7,750
2004	6,789
2005	6,368
2006	6,039
2007	5,420
Thereafter	21,450
	$53,816

Due to the nature of its business as a luxury consumer goods distributor, the Company is exposed to various commercial losses. The Company believes it is adequately insured against such losses.

Note 11. Employee Benefit Plans

The Company maintains an Employee Savings Plan under Section 401(k) of the Internal Revenue Code. Company contributions and expenses of administering the Employee Savings Plan amounted to $0.6 million, $0.5 million and $0.6 million in fiscal 2002, 2001 and 2000, respectively.

Effective June 1, 1995, the Company adopted a defined contribution supplemental executive retirement plan ("SERP"). The SERP provides eligible executives with supplemental pension benefits in addition to amounts received under the Company's other retirement plan. The Company makes a matching contribution which vests equally over five years. During fiscal 2001, 2000 and 1999, the Company recorded an expense related to the SERP of approximately $0.5 million $0.4 million and $0.6 million, respectively.

During fiscal 1999, the Company adopted a Stock Bonus Plan for all employees not in the SERP. Under the terms of this Stock Bonus Plan, the Company contributes a discretionary amount to the trust established under the plan. Each plan participant vests after five years in 100% of their respective prorata portion of such contribution. For fiscal 2002, 2001 and 2000 the Company recorded an expense of $0.2 million, $0.1 million and $0.2 million, respectively, related to this plan.

On September 23, 1994, the Company entered into a Death and Disability Benefit Plan agreement with the Company's Chairman. Under the terms of the agreement, in the event of the Chairman's death or disability, the Company is required to make an annual benefit payment of approximately $300,000 to his spouse for the lesser of ten years or her remaining lifetime. Neither the agreement nor the benefits payable thereunder are assignable and no benefits are payable to the estates or heirs of the Chairman or his spouse. Results of operations include an actuarially determined charge related to this plan of approximately $0.1 million in each of the fiscal years 2002, 2001 and 2000.

Effective concurrently with the consummation of the Company's public offering in the fourth quarter of fiscal 1994, the Board of Directors and the shareholders of the Company approved the adoption of the Movado Group, Inc. 1993 Employee Stock Option Plan (the "Employee Stock Option Plan") for the benefit of certain officers, directors and key employees of the Company. The Employee Stock Option Plan was amended in fiscal 1997 and restated as the Movado Group, Inc. 1996 Stock Incentive Plan (the "Plan"). Under the Plan, the Compensation Committee of the Board of Directors, which is comprised of the Company's four outside directors, has the authority to grant incentive stock options and nonqualified stock options, to purchase, as well as stock appreciation rights and stock awards, up to 3,500,000 shares of Common Stock. Options granted to participants under the Plan generally become exercisable in equal installments over three or five years and remain exercisable until the tenth anniversary of the date of grant. The option price may not be less than the fair market value of the stock at the time the options are granted.

Transactions in stock options under the Plan since fiscal 1999 are summarized as follows:

	Outstanding Options	Weighted Average Exercise Price
January 31, 1999	1,283,610	13.23
Options granted	436,550	25.53
Options exercised	(54,266)	9.21
Options forfeited	(109,477)	16.51
January 31, 2000	1,556,417	15.65
Options granted	244,050	8.72
Options exercised	(103,387)	8.15
Options forfeited	(82,779)	18.86
January 31, 2001	1,614,301	15.09
Options granted	911,700	17.26
Options exercised	(231,301)	8.29
Options forfeited	(118,028)	19.70
January 31, 2002	**2,176,672**	**16.47**

Options exercisable at January 31, 2002, 2001 and 2000 were 796,015, 813,587 and 701,814, respectively.

The weighted-average fair value of each option grant estimated on the date of grant using the Black-Scholes option-pricing model is $7.74, $4.72 and $11.18 per share in fiscal 2002, 2001 and 2000, respectively. The following weighted-average assumptions were used for grants in 2002, 2001 and 2000: dividend yield of 0.71% for fiscal 2002, dividend yield of 0.86% for fiscal 2001 and 0.45% for fiscal 2000; expected volatility of 50% for fiscal 2002, 48% for fiscal 2001 and 40% for fiscal 2000, risk-free interest rates of 4.81% for fiscal 2002, 6.67% for fiscal 2001 and 6.75% for fiscal 2000 and expected lives of seven years for fiscal 2002, 2001 and 2000.

The Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Company grants for stock-based compensation plans been determined based on the fair value at the grant dates and recognized ratably over the vesting period, the Company's net income and net income per share for fiscal 2002, 2001 and 2000 would approximate the pro forma amounts below *(in thousands, except per share data):*

	2002		2001		2000	
	As Reported	**Pro Forma**	As Reported	Pro Forma	As Reported	Pro Forma
Net Income	**$17,014**	**$14,249**	$20,767	$19,135	$13,721	$12,216
Net Income per share-Basic	**$ 1.46**	**$ 1.22**	$ 1.78	$ 1.64	$ 1.10	$ 0.98
Net Income per share-Diluted	**$ 1.42**	**$ 1.19**	$ 1.75	$ 1.61	$ 1.06	$ 0.95

The pro forma impact takes into account options granted since February 1, 1995 and is likely to increase in future years as additional options are granted and amortized ratably over the vesting period.

The following table summarizes outstanding and exercisable stock options as of January 31, 2002:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 5.00 - $ 9.99	547,153	5.2	$ 8.89	378,873	$ 9.07
$10.00 - $14.99	572,019	7.8	$14.00	153,652	$13.18
$15.00 - $19.99	201,000	8.9	$17.26	9,700	$16.17
$20.00 - $24.99	697,050	8.3	$21.68	155,520	$22.39
$25.00 - $29.75	159,450	6.2	$27.54	98,270	$27.53
$ 5.00 - $29.75	2,176,672	7.3	$16.47	796,015	$14.83

Note 12. Other Comprehensive Income

The components of other comprehensive income for the twelve months ended January 31, 2002 and 2001 are as follows *(in thousands)*:

	2002	2001	2000
Balance at beginning of Fiscal Year	**$(18,169)**	$(16,462)	$ (6,006)
Accounting change, net of tax	**367**	—	—
Net unrealized gain on investment, net of tax	**199**	—	—
Effective portion of unrealized gain on hedging contracts, net of tax	**(449)**	—	—
Foreign currency translation adjustment	**(5,234)**	(1,707)	10,456
Balance at end of Fiscal Year	**$(23,286)**	$(18,169)	$(16,462)

Note 13. Other Charges

During the quarter ended October 31, 2001, the Company recorded a severance and early retirement charge associated with a head count reduction of 38 U.S. corporate and operations workforce spread across employee classes. The charge associated with this reduction was $2.7 million pre-tax. At January 31, 2002, $2.2 million was included in accrued liabilities.

Note 14. Segment Information

In fiscal 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires reporting certain financial information according to the "management approach." This approach requires reporting information regarding operating segments on the basis used internally by management to evaluate segment performance. SFAS 131 also requires disclosures about products and services, geographic areas and major customers.

The Company divides its business into two major geographic segments: "Domestic," which includes the result of the Company's North American and Caribbean operations, and "International," which includes the results of all other Company operations. The Company's international operations are conducted in Europe, the Middle East and the Far East. The Company's international assets are substantially located in Europe.

The Company conducts its business primarily in three operating segments: "Wholesale," "Retail" and "Other". The Company's wholesale segment includes the designing, manufacturing and distribution of quality watches. Retail includes the Movado Boutiques and outlet stores. Other includes the Company's service center operations and shipping. The accounting policies of the segments are the same as those described in "Significant Accounting Policies." The Company evaluates segment performance based on operating profit.

Operating Segment Data as of and for the fiscal year ended January 31 *(in thousands):*

	Net Sales			Operating Profit (Loss)		
	2002	2001	2000	**2002**	2001	2000
Wholesale	**$243,721**	$276,058	$256,665	**$26,248**	$38,238	$14,187
Retail	**47,172**	39,303	32,806	**(719)**	(1,183)	(1,362)
Other	**8,832**	5,480	5,596	**1,179**	(552)	1,489
Elimination[1]	**—**	—	—	**(479)**	(2,371)	1,455
Consolidated total	**$299,725**	$320,841	$295,067	**$26,229**	$34,132	$15,769

	Total Assets			Capital Expenditures		
	2002	2001	2000	**2002**	2001	2000
Wholesale	**$242,528**	$238,278	$207,232	**$ 8,029**	$ 8,311	$ 7,916
Retail	**31,177**	29,068	25,802	**5,271**	2,184	1,516
Other	**—**	—	—	**7**	7	4
Corporate[2]	**16,971**	23,059	26,615	**597**	331	689
Consolidated total	**$290,676**	$290, 405	$259,649	**$13,904**	$10,833	$10,125

	Depreciation and Amortization		
	2002	2001	2000
Wholesale	**$5,319**	$4,460	$3,396
Retail	**1,507**	1,157	925
Other	**41**	41	41
Corporate	**683**	683	827
Consolidated total	**$7,550**	$6,341	$5,189

Geographic Segment Data as of and for the fiscal year ended January 31 *(in thousands)*:

	Net Sales			Long-Lived Assets		
	2002	2001	2000	**2002**	2001	2000
Domestic	**$263,869**	$304,265	$281,433	**$26,770**	$18,483	$16,534
International	**186,331**	202,557	194,944	**11,956**	14,423	11,059
Elimination[3]	**(150,475)**	(185,981)	(181,310)	**—**	—	—
Consolidated total	**$299,725**	$320,841	$295,067	**$38,726**	$32,906	$27,593

	Income (Loss) before Taxes		
	2002	2001	2000
Domestic	**$ (280)**	$ 8,826	$ (3,294)
International	**21,617**	22,220	18,087
Elimination[3]	**(479)**	(3,357)	356
Consolidated total	**$20,858**	$27,689	$15,149

[1] *Elimination of inter-segment management fees.*
[2] *Corporate assets include cash.*
[3] *Elimination of intercompany sales between domestic and international units.*

Note 15. Quarterly Financial Data (Unaudited)

The following table presents unaudited selected interim operating results of the Company for fiscal 2002 and 2001 *(in thousands, except per share amounts)*:

	Quarter Ended			
	1st	2nd	3rd	4th
Fiscal 2002				
Net sales	**$56,512**	**$78,352**	**$ 90,103**	**$74,758**
Gross profit	**$34,944**	**$47,988**	**$ 55,879**	**$45,259**
Net income	**$ (237)**	**$ 5,125**	**$ 7,524**	**$ 4,602**
Per share:				
Net income (loss):				
Basic	**$ (0.02)**	**$ 0.44**	**$ 0.64**	**$ 0.39**
Diluted	**$ (0.02)**	**$ 0.42**	**$ 0.63**	**$ 0.38**
Fiscal 2001				
Net sales	$53,339	$76,173	$105,122	$86,207
Gross profit	$32,041	$45,786	$ 65,195	$54,429
Net income (loss)	$ (173)	$ 4,730	$ 12,557	$ 3,653
Per share:				
Net income:				
Basic	$ (0.01)	$ 0.41	$ 1.09	$ 0.32
Diluted	$ (0.01)	$ 0.40	$ 1.07	$ 0.31

As each quarter is calculated as a discrete period, the sum of the four quarters may not equal the calculated full year amount. This is in accordance with prescribed reporting requirements.

Note 16. Supplemental Cash Flow Information

The following is provided as supplemental information to the consolidated statements of cash flows *(in thousands)*:

	Fiscal Year Ended January 31,		
	2002	2001	2000
Cash paid during the year for:			
Interest	**$4,963**	$6,634	$7,559
Income taxes	**$2,824**	$2,992	$7,079

Report of Management

The consolidated financial statements and all related financial information contained herein are the responsibility of the Company. The financial statements, which include amounts based on judgements, have been prepared in accordance with generally accepted accounting principles. Other financial information in the annual report is consistent with that in the financial statements.

The Company maintains a system of internal controls that it believes provides reasonable assurance that transactions are executed in accordance with management's authorization and properly recorded, that assets are safeguarded, and that accountability for assets is maintained. The system of internal controls is characterized by a control-oriented environment within the Company, which includes written policies and procedures, careful selection and training of personnel, and internal audits.

PricewaterhouseCoopers LLP, independent accountants, have audited and reported on the Company's consolidated financial statements. Their audits were performed in accordance with generally accepted auditing standards.

The Audit Committee of the Board of Directors, composed of four non-management directors, meets periodically with PricewaterhouseCoopers LLP, internal audit and management representatives to review internal accounting control, auditing and financial reporting matters. Both PricewaterhouseCoopers LLP and internal audit have unrestricted access to the Audit Committee and may meet with it without management representatives being present.

Movado Group, Inc.

Report of Independent Accountants

To the Board of Directors
and Shareholders of Movado Group, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of Movado Group, Inc. and its subsidiaries at January 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 6 to the financial statements, the Company changed its method of accounting for derivative instruments and hedging activities effective February 1, 2001.

PricewaterhouseCoopers LLP

400 Campus Drive
Florham Park, New Jersey
March 15, 2002

Selected Financial Data

The selected financial data presented below has been derived from the Consolidated Financial Statements. This information should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7 of this report. Amounts are in thousands except per share amounts.

	Fiscal Year Ended January 31,				
	2002	2001	2000	1999	1998
Statement of income data:					
Net sales	**$299,725**	$320,841	$295,067	$277,836	$237,005
Cost of sales	**115,653**	123,392	126,667	111,766	97,456
Selling, general and administrative	**157,799**	163,317	152,631	133,395	113,593
Total expenses	**273,452**	286,709	279,298	245,161	211,049
Operating income	**26,273**	34,132	15,769	32,675	25,956
Net interest expense	**5,415**	6,443	5,372	5,437	5,383
Gain on disposition of business	—	—	4,752	—	—
Income before taxes and cumulative effect	**20,858**	27,689	15,149	27,238	20,573
Provision for income taxes[1]	**3,735**	6,922	1,428	6,265	4,731
Income before cumulative effect of a change in accounting principle	**17,123**	20,767	13,721	20,973	15,842
Cumulative effect of a change in accounting principle	**(109)**	—	—	—	—
Net income[2]	**$ 17,014**	$ 20,767	$ 13,721	$ 20,973	$ 15,842
Net income per share-Basic	**$ 1.46**	$ 1.78	$ 1.10	$ 1.63	$ 1.35
Net income per share-Diluted[3]	**$ 1.42**	$ 1.75	$ 1.06	$ 1.58	$ 1.29
Basic shares outstanding	**11,683**	11,651	12,527	12,842	11,736
Diluted shares outstanding	**12,007**	11,866	12,890	13,256	12,236
Cash dividends declared per share	**$ 0.12**	$ 0.105	$0.10	$0.08	$0.08
Balance sheet data (end of period):					
Working capital	**153,932**	$154,637	$157,465	$191,033	$157,103
Total assets	**290,676**	290,405	259,649	296,375	249,069
Long-term debt	**35,000**	40,000	45,000	55,000	35,000
Shareholders' equity	**$172,470**	$159,470	$147,815	$162,608	$145,533

[1] Reflects a lower estimated tax rate adjustment in fiscal 2002 due to a shift in global sales mix.

[2] In fiscal 2000, includes $8.3 million pre-tax or $0.46 per share after tax one-time charge and $4.8 million pre-tax or $0.28 per share after tax gain from the sale of the Company's Piaget business. Excluding these items, net income would have been $15.9 million or $1.24 per share on a diluted basis.

[3] In fiscal 2002, includes pre-tax expense of $2.7 million relating to a one-time severance and early retirement charge. Excluding the one-time severance and early retirement charge and income tax rate adjustment, net income would have been $16.96 million or $1.41 per diluted share.

Market for Registrant's Common Stock and Related Shareholder Matters

As of April 9, 2002, there were 46 holders of record of the Class A Common Stock and, the Company estimates, approximately 2,346 beneficial owners of the Common Stock represented by 436 holders of record. The Common Stock is traded on the New York Stock Exchange under the symbol "MOV" and on April 9, 2002, the closing price of the Common Stock was $21.97. The quarterly high and low closing prices for the fiscal years ended January 31, 2002 and 2001 were as follows:

	Fiscal 2002		Fiscal 2001	
Quarter Ended	Low	High	Low	High
April 30	$12.75	$16.69	$ 8.57	$19.08
July 31	$15.46	$20.20	$ 7.70	$14.07
October 31	$14.45	$19.51	$13.20	$17.31
January 31	$16.30	$19.45	$11.50	$15.59

In connection with the October 7, 1993 public offering, each share of the then currently existing Class A Common Stock was converted into 10.46 shares of new Class A Common Stock, par value of $.01 per share (the "Class A Common Stock"). Each share of Common Stock is entitled to one vote per share and each share of Class A Common Stock is entitled to 10 votes per share on all matters submitted to a vote of the shareholders. Each holder of Class A Common Stock is entitled to convert, at anytime, any and all such shares into the same number of shares of Common Stock. Each share of Class A Common Stock is converted automatically into Common Stock in the event that the beneficial or record ownership of such shares of Class A Common Stock is transferred to any person, except to certain family members or affiliated persons deemed "permitted transferees" pursuant to the Company's Amended Restated Certificate of Incorporation. The Class A Common Stock is not publicly traded and consequently, there is currently no established public trading market for these shares.

During the fiscal year ended January 31, 2002, the Board of Directors approved four $0.03 per share quarterly cash dividends to Common Stock and Class A Common Stock shareholders. During the fiscal year ended January 31, 2001, the Board of Directors approved for each of the first three quarters a cash dividend of $0.025 per share and, for the fourth quarter, approved an increase of the quarterly cash dividend to $0.03 per share to Common Stock and Class A Common Stock shareholders. The declaration and payment of future dividends, if any, will be at the sole discretion of the Board of Directors and will depend upon the Company's profitability, financial condition, capital and surplus requirements, future prospects, terms of indebtedness and other factors deemed relevant by the Board of Directors. See Notes 4 and 5 to the Consolidated Financial Statements regarding contractual restrictions on the Company's ability to pay dividends.

Corporate Directory

Executive Officers and Directors

Gedalio Grinberg
Director,
Chairman of the Board

Efraim Grinberg
Director,
President and Chief Executive Officer

Richard J. Coté
Director,
Executive Vice President and
Chief Operating Officer

Eugene J. Karpovich
Senior Vice President and
Chief Financial Officer

Frank V. Kimick
Vice President - Treasurer

Timothy F. Michno
Secretary and General Counsel

Margaret Hayes Adame
Director,
President, The Fashion Group International

Donald Oresman
Director,
of Counsel Simpson, Thacher & Bartlett

Leonard L. Silverstein
Director,
Partner, Silverstein and Mullens
a division of Buchanan Ingersoll, P.C.

Alan H. Howard
Director,
Managing Director,
Credit Suisse First Boston Corporation

Corporate Information

Corporate Headquarters
Movado Group, Inc.
650 From Road
Paramus, New Jersey 07652
(201) 267-8000

Transfer Agent and Registrar
The Bank of New York
63 Madison Avenue, 8th Floor
New York, NY 10016
(800) 524-4458

Independent Accountants
PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932
(973) 236-4000

Corporate Counsel
Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

Annual Meeting
The Annual Meeting of Shareholders will be held on June 18, 2002 at 10:00 am at 650 From Road Paramus, NJ 07652

Form 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available to shareholders without charge upon written request to
Movado Group, Inc.
650 From Road, Paramus, NJ 07652
Attention: Frank V. Kimick, *Vice President-Treasurer*
(201) 267-8000